U.S.

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22487				May 31, 2014
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

DBX ETF Trust
4. Address of principal executive office: (number, street, city, state, zip code)

60 Wall Street, New York, NY 10005

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

DBX ETF Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company of 1940 that db X-trackers MSCI All World ex US Hedged Equity Fund (the “Fund”, within DBX ETF Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2014 with respect to securities reflected in the investment account of the Fund that were in the custody of Deutsche Bank AG in Turkey and Indonesia (sub-custodians) and their respective country Central Registry Agencies. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2014, and with respect to agreement of security purchases and sales, for the period from April 30, 2014 (the date of our last examination), through May 31, 2014:

•

Confirmation of all securities held by institutions in book entry form from The Bank of New York Mellon, Deutsche Bank AG in Turkey and Indonesia and the Central Registry Agencies in Turkey and Indonesia;

•	Reconciliation of all such securities to the books and records of the Fund and The Bank of New York Mellon;

•	Agreement of pending trade activity as of May 31, 2014 to documentation of subsequent broker statements;

•	Agreement of 5 security purchases and 1 security sale or maturity since our last report, from the books and records of the Fund to corresponding broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that db X-trackers MSCI All World ex US Hedged Equity Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2014, with respect to securities reflected in the investment account of the Fund that were in the custody of Deutsche Bank AG in Turkey and Indonesia and their respective country Central Registry Agencies is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of DBX ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

September 18, 2014

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of DBX ETF Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Deutsche X-trackers MSCI All World ex US Hedged Equity ETF’s (formerly db X-trackers MSCI All World ex US Hedged Equity Fund) (the “Fund”, a separate series of the Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2014, April 30, 2014, and March 31, 2014, and for the period from January 23, 2014 through May 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2014, April 30, 2014, and March 31, 2014, and for the period from January 23, 2014 through May 31, 2014, with respect to securities reflected in the investment accounts of the Fund that are held by affiliated foreign sub-custodians. We note that all affiliated sub-custodians that maintained assets of the Fund during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

DBX ETF Trust

By:	/s/ Michael Gilligan
Michael Gilligan
Chief Financial Officer

November 10, 2014
Date